                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                               No.8 Li-Hsin Rd. 6,
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      Form 20-F  X          Form 40-F
                                ---                   ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                      Yes                    No  X
                          ---                   ---

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               Taiwan Semiconductor Manufacturing Company Ltd.


Date: August 7, 2003               By  /s/  Harvey Chang
                                      --------------------------------------
                                Harvey Chang

                                Senior Vice President & Chief Financial Officer

               Taiwan Semiconductor Manufacturing Company Limited
                                 August 07, 2003

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties 3) Endorsements and quarantees 4) Financial derivative transactions for the period of July 2003.

1) Sales volume (NT$: Thousand)


------------------------------------------------------------------------------------------------------------------------------------
   Period              Items                         2003                  2002               Changes                   (%)
------------------------------------------------------------------------------------------------------------------------------------
Jul                    Invoice amount             17,294,756           17,628,621              -333,865                -1.89%
------------------------------------------------------------------------------------------------------------------------------------
Jan - July             Invoice amount             98,533,435           93,387,074              5,146,361                5.51%
------------------------------------------------------------------------------------------------------------------------------------
Jul                    Net sales                  17,648,605           13,536,263              4,112,342               30.38%
------------------------------------------------------------------------------------------------------------------------------------
Jan - July             Net sales                 106,896,070           93,508,432             13,387,638               14.32%
------------------------------------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)


                                      -----------------------------------------------------------------------------------
                                       Limit of lending                   Jul            Bal. As of period end
-------------------------------------------------------------------------------------------------------------------------
  TSMC                                        59,976,893                    -                                -
--------------------------------------------------------------------------------------------------------------------------
  TSMC's subsidiaries                         26,828,606               (2,070)                         344,050
--------------------------------------------------------------------------------------------------------------------------

3)  Endorsements and quarantees (NT$ Thousand)

------------------------------------------------------------------------------------------------------------------------------------
                                           Limit of endorsements                         Jul                 Bal. As of period end
------------------------------------------------------------------------------------------------------------------------------------
  TSMC                                                74,971,117                      (140,760)                          23,395,400
------------------------------------------------------------------------------------------------------------------------------------
  TSMC's subsidiaries                                        N/A                             0                                    0
------------------------------------------------------------------------------------------------------------------------------------
  TSMC endorses for subsidiaries                                                      (140,760)                          23,395,400
------------------------------------------------------------------------------------------------------------------------------------
  TSMC's subsidiaries endorse for TSMC                                                       0                                    0
------------------------------------------------------------------------------------------------------------------------------------
  TSMC endorses for PRC companies                                                            0                                    0
------------------------------------------------------------------------------------------------------------------------------------
  TSMC's subsidiaries endorse for PRC companies                                              0                                    0
------------------------------------------------------------------------------------------------------------------------------------

4) Financial derivative transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

------------------------------------------------------------------------------------------------------------------------------------
 Underlying assets / liabilities                    Liabilities:                      YEN:                       4,251,930,000
                                                                                ----------------------------------------------------
                                                                                      EUR:                          22,000,000
                                              --------------------------------------------------------------------------------------
                                                         Assets:                       US$                       1,395,000,000
------------------------------------------------------------------------------------------------------------------------------------
Financial instruments                                                                                     FX forward contracts
------------------------------------------------------------------------------------------------------------------------------------
Realized profit (loss)                                                                                          (NT$28,588,799)
------------------------------------------------------------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of floating rate liabilities)

------------------------------------------------------------------------------------------------------------------------------------
 Underlying assets / liabilities                            Liabilities:                                         NT$5,000,000,000
------------------------------------------------------------------------------------------------------------------------------------
Financial instruments                                                                                          Interest rate swap
------------------------------------------------------------------------------------------------------------------------------------
Realized profit (loss)                                                                                                         -
------------------------------------------------------------------------------------------------------------------------------------

b. Trading purpose: None.

                      TSMC Monthly Sales Report - July 2003

Hsinchu, Taiwan, August 7, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the Company) (TAIEX: 2330, NYSE: TSM) today announced that net sales for July 2003 totaled NT$17,649 million, a slight decrease of 1.1 percent from June 2003. On a year-over-year basis, July 2003 net sales increased 30.4 percent. Revenues for January through July 2003 totaled NT$106,896 million, an increase of 14.3 percent over the same period in 2002.

Mr. Harvey Chang, TSMC spokesperson and senior vice president, attributed the slight decrease in July 2003 revenues to customers' seasonal inventory adjustments. The Company's third quarter 2003 guidance remains as provided in its July 24, 2003 investor conference.

                                   # # #

Sales Report: (Unit: NT$ million)

--------------------------------------------------------------------------------------------------------
Net Sales                                      2003(1)                2002                Growth
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
July                                           17,649                13,536                30.4%
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
January through July                           106,896               93,508                14.3%
--------------------------------------------------------------------------------------------------------

(1): Year 2003 figures have not been audited.

TSMC Spokesperson:
------------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-563-6688 Ext: 2075

For further information, please contact:
----------------------------------------

Mr. J.H. Tzeng                    Mr. Jesse Chou                   Ms. Shan-Shan Guo
PR Department Manager, TSMC       PR Manager, TSMC                 PR Manager, TSMC
Tel: 886-3-666-5028 (O)           Tel:886-3-666-5029 (O)           Tel:886-3-666-5033(O)
     886-928-882-607(Mobile)          886-932-113-258(Mobile)          886-939-059-246 (Mobile)
Fax: 886-3-567-0121               Fax:03-5670121                   Fax:03-5670121
E-mail:jhtzeng@tsmc.com.tw        E-Mail:jhchoua@tsmc.com.tw       Email:ssguo@tsmc.com.tw
       -------------------               -------------------             -----------------